UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2023

Commission file number: 001-41402

BRENMILLER ENERGY LTD.

(Translation of registrant’s name into English)

13 Amal St. 4th Floor, Park Afek

Rosh Haayin, 4809249 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Special Meeting of Holders of Series 3 Tradable Warrants

On July 11, 2023, the Tel Aviv District Court granted its approval of request by Brenmiller Energy Ltd. (the “Company”) to hold a Special Meeting of Holders of Series 3 Tradable Warrants listed on the Tel Aviv Stock Exchange (the “Warrants”) to approve a reduction in the exercise price of the Warrants from NIS 70 per one ordinary share, par value NIS 0.02 per share, of the Company to NIS 1.30 per share and to shorten the exercise period of the Warrants to September 5, 2023 instead of November 15, 2024.

The Special Meeting of Holders of the Warrants will be held on July 25, 2023 (the “Meeting”) and attached hereto and incorporated by reference herein are the Notice of Meeting and Proxy Statement and Voting Card for the Meeting as Exhibit 99.1 and Exhibit 99.2, respectively.

Only holders of record who hold the Warrants of the Company at the close of business on July 20, 2023, will be entitled to vote at the Meeting and any postponement or adjournments thereof.

This Report of Foreign Private Issuer on Form 6-K (“Report”) is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-272377 and 333-273028) and Form S-8 (File No. 333-272266), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Notice of Meeting and Proxy Statement for the Special Meeting of Holders of Series 3 Tradable Warrants to be held on July 25, 2023.
99.2	Voting Card for the Special Meeting of Holders of Series 3 Tradable Warrants to be held on July 25, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brenmiller Energy Ltd.

Date: July 11, 2023	By:	/s/ Ofir Zimmerman
		Name:	Ofir Zimmerman
		Title:	Chief Financial Officer

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